EXHIBIT 99.2

Bezeq The Israel Telecommunication Corporation Ltd.

(the “Company” or “Bezeq”)

To:	To:
The Israel Securities Authority	The Tel Aviv Stock Exchange Ltd.

Immediate Supplementary Report - Summary Dismissal of Class Action Certification Motion

Further to the Company’s immediate report of April 19, 2017 (Ref. No. 2017-01-033541) regarding a motion to certify a class action in the matter of the Company’s B144 service, and allegations that subscribers of the service were charged unlawfully (the “First Motion”), the Company’s immediate supplementary report of May 7, 2017 (Ref. No. 2017-01-038062) regarding the filing of another motion to certify a class action in a matter similar to the First Motion (the “Second Motion”), and an update to Section 2.18 (sub-section 1) of the chapter containing a description of the Company’s business affairs in the Company’s quarterly report for the period ended at September 30, 2017, additional immediate supplementary notification is provided that on January 25, 2018, the Court decided, further to the motions filed by the Company and additional respondents, to summarily dismiss the First Motion on grounds that the petitioner did not meet the criteria set out in the Class Action Law, the existence of defects in the Motion, and in view of the existence of the Second Motion, which is similar to the first. The Second Motion shall continue to be heard before the Court.

The above information constitutes a translation of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.